UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

DC
NO ACT
P.E 12.14.02
1-35

03010029

January 22, 2003

Eliza W. Fraser
Associate Corporate Counsel
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

Act 1934
Section
Rule 14A-8
Public Availability 1-22-2003

Re: General Electric Company
Incoming letter dated December 14, 2002

Dear Ms. Fraser:

This is in response to your letter dated December 14, 2002 concerning the shareholder proposal submitted to GE by the School Sisters of Notre Dame (Wisconsin), the School Sisters of Notre Dame of St. Louis, the School Sisters of Notre Dame Cooperative Investment Fund, the Sisters of Charity of Cincinnati, the Congregation of the Sisters of Charity of the Incarnate Word, Christus Health, the Sisters of St. Dominic of Caldwell, New Jersey, the Sisters of St. Francis of Dubuque, Iowa, the Sisters of St. Joseph of Carondolet and the Convent Academy of the Incarnate Word ("Proponent A") and the shareholder proposal submitted to GE by the United for a Fair Economy/Responsible Wealth ("Proponent B"). We also have received letters on Proponent A's behalf dated January 17, 2003 and January 21, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Scott Klinger
United for a Fair Economy/Responsible Wealth
37 Temple Place
Boston, MA 02111

Eliza W. Fraser
Associate Corporate Counsel

General Electric Company
3135 Easton Turnpike, Fairfield, CT 06828
203-373-2442 Fax: 203-373-3079
Dial Comm: 8* 229-2442 Fax: 8*229-3079
e-mail: eliza.fraser@corporate.ge.com

RECEIVED
2002 DEC 18 PM 4:26
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 17, 2002

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Special Counsel – Rule 14a-8

Re: No Action Letters

Dear Counsel:

I have separately delivered to the Division of Corporation Finance five no action letters, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, requesting your concurrence that the Staff of the Securities and Exchange Commission will not recommend enforcement action if General Electric Company ("GE") omits from its proxy statement for its 2003 Annual Meeting proposals we have received from:

Kim S. Christian (12/17/2002)
C. Collins/P. Brennan/J. Chevedden (12/16/2002)
Robert B. Lennox (12/16/2002)
Roberta G. Rubin (12/16/2002)
Sisters of Charity/United for a Fair Economy (12/14/2002)

As with prior filings, I enclose herewith for the convenience of the Staff two additional sets of the no action letters together with copies of the previous no action letters that we have cited as precedent.

This year we received 26 shareowner proposals, and currently expect to include several of them in our 2003 proxy statement. In order to meet printing and distribution requirements, we intend to finalize our proxy statement on or about February 24, 2003, and distribute it beginning on March 7, 2003. GE's Annual Meeting is scheduled to be held on April 23, 2003.

If you have any questions, please feel free to call me on (203) 373-2442.

Very truly yours,

Eliza W. Fraser

1934 Act, Section 14(a)
Rules 14a-8(i)(3) and (11)

Eliza W. Fraser
Associate Corporate Counsel

General Electric Company
3135 Easton Turnpike, Fairfield, CT 06431
203-373-2442 Fax: 203-373-3079
Dial Comm: 8 229-2442 Fax: 8*229-3079*

December 14, 2002

RECEIVED
2002 DEC 17 PM 3: 12
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Revisions to or Omission of Share Owner Proposals by the Sisters of Charity of Cincinnati and United for a Fair Economy/Responsible Wealth

Gentlemen and Ladies:

This letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), that General Electric Company ("GE" or the "Company") intends to revise or omit from its proxy materials for its 2003 Annual Meeting the following resolutions and their supporting statements (the "Proposals"):

The Sisters of Charity of Cincinnati Proposal (the "Sisters of Charity Proposal")

> RESOLVED: shareholders request the Board's Compensation Committee to prepare and make available by January 1, 2004 a report (omitting confidential information and prepared at reasonable cost) to requesting shareholders comparing the total compensation of the company's top executives and its lowest paid workers both in this country and abroad on January 1, 1982, 1992 and 2002. We request the report include: statistics related to any changes in the relative percentage size of the gap between the two groups; the rationale justifying any such percentage change; whether our top executives' compensation packages (including options, benefits, perks, loans and retirement agreements) are "excessive" and should be changed; as well as any

> recommendations to adjust the "pay to more reasonable and justifiable levels."

The Sisters of Charity Proposal was received by GE on October 22, 2002. A copy of the Sisters of Charity Proposal is enclosed as Exhibit A.

United for a Fair Economy/Responsible Wealth Proposal (the "United Proposal")

> RESOLVED: shareholders request that the Board conduct a comprehensive executive compensation review and publish a report of this review, omitting proprietary information and prepared at a reasonable cost. This report shall be available to all shareholders upon request by August 15, 2003. At a minimum, this review should consider the following:
>
> Would shareholder value be enhanced if General Electric altered its executive compensation policies to:
>
> 1) Freeze executive pay during periods of large layoffs?
>
> 2) Establish a maximum ratio between the highest-paid executive officer and the lowest-paid employee?
>
> 3) Seek shareholder approval for any executive severance payments or executive retirement plans exceeding two times annual salary?

The United Proposal was received by GE on November 8, 2002. A copy of the United Proposal is enclosed as Exhibit B.

It is GE's opinion (i) that the Sisters of Charity Proposal contains false and misleading statements in violation of Rule 14a-8(i)(3), and (ii) that the United Proposal (a) is replete with materially false and misleading statements, and is therefore excludable in its entirety under Rule 14a-8(i)(3), and (b) is, in any event, excludable under Rule 14a-8(i)(11) as being "substantially duplicative" of the Sisters of Charity Proposal, which GE intends to include in its 2003 Proxy Statement, revised to conform to the proxy rules as discussed below.

I. The Sisters of Charity Proposal Contains Materially False and Misleading Statements That May Be Omitted Under Rule 14a-8(i)(3).

Rule 14a-8(i)(3) states that a proposal may be omitted if the proposal or its supporting statement is contrary to the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. False and misleading statements under Rule 14a-9 include statements that impugn the character or integrity of members of a company's board of directors or management without factual support, statements that are inflammatory, and statements that otherwise lack factual foundation or citation. See, e.g., J. Alexander's Corporation (April 1, 2002) (noting that various statements in the proposal may be omitted unless the proponent provided factual support for those statements); Northrop Grumman Corporation (March 22, 2002) (noting that various statements in the proposal may be omitted unless the proponent provided citations to a specific source); Southwest Airlines Co. (March 21, 2002) (noting that various statements in the proposal may be omitted unless the proponent provided citations to a specific source); Marriott International, Inc. (March 14, 2002) (requiring four sentences or phrases to be recast as the proponent's opinion); Honeywell International Inc. (October 26, 2001) (requiring deletion of a sentence asserting that the company's chairman was "forced out" with the help of "a $10 million check" as inaccurate and an attempt to impugn the character of company officers); General Electric Company (January 24, 2001) (noting that various statements in the proposal may be omitted unless the proponent provided factual support or revised the proposal in the manner requested by the Staff of the Division of Corporation Finance (the "Staff")); and Electronic Data Systems Corporation (March 11, 1999) (requiring deletion of a statement that asserted that the company's board of directors considered one of the company's officers to be "mediocre" as inaccurate and lacking factual foundation).

GE believes that the following statements in the Sisters of Charity Proposal are false and misleading under Rule 14a-9 and may be excluded by GE pursuant to Rule 14a-8(i)(3):

- "[T]he average chief executive officer's pay has increased from 42 times in 1982 to 411 times that of the average production worker in 2001. (*Business Week Online* 05/06/02)."

- "Responding to that statistic, New York Fed President, William J. McDonough acknowledged that a market economy requires that some people will be rewarded more than others, but asked: 'should there not be both economic and moral limitations on the gap created by the market-driven reward system?' He stated: 'I can find nothing in economic theory that justifies this development.' He called such a jump in executive compensation 'terribly bad social policy and perhaps even bad morals.' According to *The Wall Street Journal*, McDonough cited 'the biblical admonition to "love thy neighbor as thyself" as justification for voluntary CEO pay cuts' beginning with the strongest companies. He said, 'CEOs and their boards should simply reach the conclusion that executive pay is excessive and adjust it to more reasonable and justifiable levels.' (9/12/02)"

- "Commenting on this, *The New York Times* called for "Atonement in the Boardroom" (9/21/02), while Warren Buffett said: "The ratcheting up of compensation has been obscene."

The first bullet is false and misleading because the article cited by the Proposal does not reference half of the statistic cited by the Proposal (i.e., "42 times in 1982"). In addition, the article cited by the Proposal uses the phrase "average factory worker" and not "average production worker" as the Proposal suggests.

The second bullet is false and misleading because, although the quoted portions of the William J. McDonough speech are accurate, the proponent liberally rearranges the quoted passages to create a context that does not truly represent the context in which such quotations appeared in *The Wall Street Journal* article cited by the proponent (copy enclosed). For example, "Responding to that statistic" is misleading because Mr. McDonough does not respond to the exact statistic cited by the Proposal (i.e., "the average chief executive officer's pay has increased from 42 times in 1982 to 411 times that of the average production worker in 2001"), but instead refers to "a study that found the average chief executive officer's pay has gone from 42 to 400 times that of the average production worker in the past 20 years." In addition, while the Proposal misleadingly implies that his reference to "that statistic" supported all of the McDonough quotations from that article, in fact the only quotation from Mr. McDonough that *The Wall Street Journal* article specifically stated was connected to the statistical "study" referred to in the article was the quotation, "I can find nothing in economic theory that justifies this development."

The third bullet is false and misleading because it misleadingly states that *The New York Times* "called for" atonement in the boardroom, when in fact "Atonement in the Boardroom" was simply the title of an editorial on recent corporate events included in the newspaper. In addition, the quote attributed to Warren Buffett does not contain a citation, and therefore cannot be verified.

The inclusion of such false and misleading statements is not permitted under the Commission's rules. Accordingly, for the reasons stated above, GE believes that all of the aforementioned statements are excludable from the Sisters of Charity Proposal as false and misleading under Rule 14a-8(i)(3).

II. <u>The United Proposal Is Excludable in Its Entirety Under Rules 14a-8(i)(3) and 14a-8(i)(11)</u>.

A. <u>Rule 14a-8(i)(3)</u>

The United Proposal also contains several materially false and misleading statements. GE believes that the following statements in the United Proposal are materially false and misleading under Rule 14a-9, and that the entire United Proposal may, therefore be excluded pursuant to Rule 14a-8(i)(3):

- "During the four years ending 2001, General Electric paid its Chief Executive Officers more than $315 million, ranking eighth among US corporations."
- "In 2001, General Electric's shareholders lost money, yet the two men that served as CEO that year collectively received more than $40 million in total compensation."
- "In 2001 GE's stock lost more than 15% of its value, underperforming the S&P 500 by more than 2%."
- "General Electric also announced layoffs of 8,304 hard-working employees in 2001, according to Forbes.com."

- "Does it take the promise of a financial payoff of tens of millions of dollars to get a CEO out of bed in the morning and off to work?"

The first three statements are materially false and misleading because they lack factual foundation and citations to a specific source. Share owners will have no way of confirming whether the assertions made by the United Proposal are correct when assessing the merits of the Proposal. While the third statement refers to "Forbes.com" as the source of the layoff statistics, the statements lack factual foundation, and the Company was not able to find such information in its own search of Forbes.com.

The fourth statement is materially false and misleading because it is inflammatory and impugns the character and integrity of the Company's current CEO without factual foundation.

The inclusion of such false and misleading statements is not permitted under the Commission's rules. Accordingly, for the reasons stated above, GE believes that the United Proposal is excludable in its entirety under Rule 14a-8(i)(3).

B. Rule 14a-8(i)(11)

As discussed in Section I of this letter, the Sisters of Charity Proposal contains materially false and misleading statements which the Company should be permitted to exclude under Rule 14a-8(i)(3). Notwithstanding its Rule 14a-8(i)(3) arguments, GE intends to include the Sisters of Charity Proposal in its 2003 Proxy Statement, revised to conform to the proxy rules as discussed above. Because GE intends to include the Sisters of Charity Proposal in its Proxy Statement, GE asks the Staff to concur that GE may omit the United Proposal in its entirety under Rule 14a-8(i)(11) as "substantially duplicative" of the Sisters of Charity Proposal.

Each of the Sisters of Charity and United Proposals focuses on the proponent's perceived issue of "excessive" executive compensation at GE as measured by the disparity between the compensation of the Company's executive officers and those of the Company's "lowest paid" employees. Rule 14a-8(i)(11) states that, if a proposal is "substantially duplicative" of another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting, such subsequent proposal may be omitted from the company's proxy statement. The Commission has stated that Rule 14a-8(i)(11) was adopted, in part, to eliminate the possibility that share owners would have to consider two or more substantially identical proposals submitted by proponents acting independently of each other. See Exchange Act Release No. 34-12999 (November 22, 1976).

The Staff has consistently applied this exclusion to proposals that are identical to previously submitted proposals for the same meeting. See, e.g., AT&T Corp. (January 26, 1999) (two identical proposals received by company); The New Germany Fund, Inc. (May 8, 1998) (same); and Great Lakes Chemical Corporation (March 2, 1998) (same).

Proposals need not, however, be identical to be excludable under Rule 14a-8(i)(11). The Staff has consistently taken the position that proposals that have the same "principal thrust" or "principal focus" may be "substantially duplicative" even where such proposals differ as to terms and scope. See, e.g., Pacific Gas & Electric Co. (February 1, 1993) (applying the "principal thrust" and "principal focus" tests).

Implicit in Rule 14a-8(i)(11) is that the presence of two or more proposals in the same proxy statement that speak to the same core issue, but in different terms, creates a risk that, if each of the proposals were adopted by the share owners, the board of directors would not be left with a clear expression of share owner intent on the issue. Thus, while Rule 14a-8(i)(11) protects share owners from having to consider substantially similar proposals submitted by different proponents, it also protects the board of directors from being placed in a position where the board cannot, for all practical purposes, implement the share owners' will because the board does not have clear terms on which to proceed where duplicative proposals, while identical in subject matter, differ as to terms, breadth, or intended implementation. See, e.g., Centerior Energy Corporation (February 27, 1995) (proposals relating to (1) freezing executive compensation, (2) reducing executive compensation and eliminating executive bonuses, and (3) freezing annual executive salaries and eliminating executive bonuses were deemed to be "substantially duplicative" of a previous proposal placing ceilings on executive compensation, tying future executive compensation to future company performance, and eliminating executive bonuses and stock options); Pinnacle West Capital Corporation (March 16, 1993) (a proposal to tie any executive bonuses to the amount of dividends paid to share owners was substantially duplicative of a proposal to cease all executive bonuses until a dividend of at least $1.00 had been paid to share owners); Pacific Gas & Electric Company, supra (a proposal relating to the total compensation of the CEO was deemed to be substantially duplicative of previous proposals relating to tying non-salary compensation of management to performance indicators and requesting that ceilings be placed on future total compensation of officers and directors); Union Camp Corporation (January 24, 1990) (where both proposals requested that the company withdraw any investment in South Africa, but the second proposal also included "specific steps in implementing" the proposal, the Staff permitted exclusion of second proposal on "substantially duplicative" grounds); and The Proctor & Gamble Company (June 15, 1983) (second proposal, identical to a portion of a broader first proposal, was excluded on "substantially identical" grounds).

In other instances, the Staff has permitted exclusion of a proposal on "substantially duplicative" grounds where the proposals, while relating to the same topic, requested different board actions with respect to that topic. For example, in Monsanto Company (February 7, 2000), the company received two proposals, both of which the company interpreted as seeking to eliminate the company's classified board. The first proposal requested that the entire board be elected at every third annual meeting, and the second proposal requested that all of the directors be elected each year. The Staff, in permitting the company to exclude the second proposal from its proxy statement under Rule 14a-8(i)(11), noted that "shareholder approval of both proposals would require the board to choose between an annual and a triennial timetable for election of candidates for seats on a declassified board." Inclusion of both proposals in the proxy statement would likely confuse the share owners. In addition, if each proposal, therefore, were approved by the share owners, it would be virtually impossible for the board to implement both proposals because each proposal requested a different action. See also American Electric Power Company (December 22, 1993) (one proposal recommended that the board institute a policy that the CEO's salary be no more than two times the salary of the President of the United States, the other proposal recommended that the board institute a policy that the CEO's salary be no more than 150% of the salary of the President of the United States.

The "principal thrust" or "principal focus" of each of the Sisters of Charity and United Proposals is what the proponents perceive to be "excessive" compensation paid to Company executives. In addition, each of the Proposals seeks to define what is considered excessive by reference to the disparity between executive compensation and the compensation paid to GE's "lowest paid" employees. Each of the Proposals asks the Board of Directors to commission the preparation of a "report" on the issue to deliver to share owners upon their "request." Each of the

Proposals would also allow the Board to omit from the report "confidential"/"proprietary" information and each Proposal provides that the Board's report need only be "prepared at [a] reasonable cost."

The Sisters of Charity Proposal requests that the Board of Directors prepare a report to address "whether [GE's] top executives' compensation packages (including options, benefits, perks, loans and retirement agreements) are 'excessive' and should be changed; as well as any recommendations to adjust the pay to more reasonable and justifiable levels." The Sisters of Charity Proposal asks the Board to focus on the pay disparity between Company executives and GE's "lowest paid" workers by including in the report "statistics related to any changes in the relative percentage size of the gap" between the company's top executives and its "lowest paid" workers over a 20-year period.

The United Proposal likewise requests that the Board prepare a report considering whether "shareholder value [would] be enhanced" if the Company established a "maximum ratio" between the compensation of the "highest-paid executive officer and the lowest-paid employee," and then seek share owner approval for "any executive severance payments or executive retirement plans exceeding two times annual salary." The United Proposal also asks that the Board's report consider whether "shareholder value [would] be enhanced" if the Company would "[f]reeze executive pay during periods of large layoffs," once again focusing on the disparity between the treatment of executives and other employees with respect to their compensation at the Company in times of contraction.

In addition, the supporting statements contained in each of the Sisters of Charity and United Proposals make it clear that the "principal thrust" or "principal focus" of both Proposals is what the proponents perceive to be "excessive" executive compensation at GE. The supporting statements in each of the Sisters of Charity and United Proposals, in their focus on "excessive" executive compensation, go so far as to reference the exact same quotation on pay disparity from a 2001 speech by the President of the Federal Reserve Bank of New York, William J. McDonough.

Moreover, the Sisters of Charity Proposal's supporting statement focuses specifically on whether the Company's "retirement agreements" are excessive, an obvious reference to Mr. Jack Welch's employment and post-retirement consulting agreement. The United Proposal's supporting statement likewise focuses on the provisions of Mr. Welch's employment and post-retirement consulting agreement.

Finally, the Sisters of Charity Proposal's supporting statement echoes that Proposal's reference "to more reasonable and justifiable levels" of executive compensation, by stating that GE's "pay scales should model justice and equity for all our workers." Similarly, the United Proposal's supporting statement states that the proponents believe that "a company with a commitment to fairness and equity, and in which all employees are regarded as co-creators of corporate success, would be a company worthy of pride."

For the reasons discussed above, GE requests the Staff's concurrence that GE may omit the United Proposal under Rule 14a-8(i)(11) as "substantially duplicative" of the earlier submitted Sisters of Charity Proposal that GE will include in its 2003 Proxy Statement, as revised to conform to the proxy rules. In the event that the Staff does not concur that the United Proposal may be omitted on Rule 14a-8(i)(11) grounds, GE requests the Staff's concurrence that GE may omit the United Proposal in its entirety as materially false and misleading under Rule 14a-8(i)(3).

* * *

Five additional copies of this letter and the enclosure are enclosed pursuant to Rule 14a-8(j) under the Exchange Act. By copies of this letter, each of the proponents is being notified that GE does not intend to include part or all of the respective proponent's Proposal in GE's 2003 proxy materials.

We expect to file GE's definitive proxy materials with the Commission on or about March 7, 2003, the date on which GE currently expects to begin mailing the proxy materials to its share owners. In order to meet printing and distribution requirements, GE intends to start printing the proxy materials on or about February 24, 2003. GE's 2003 Annual Meeting is scheduled to be held on April 23, 2003.

If you have any questions, please feel free to call me at (203) 373-2442.

Very truly yours,

Eliz W. Fraser

Eliza W. Fraser

Enclosures

cc: Special Counsel – Rule 14a-8 – No-Action Letters
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Sisters of Charity of Cincinnati

cc: Sr. Pat Daly
Sisters of St. Dominic of Caldwell, NJ
Office of Corporate Responsibility
52 Old Swartswood Station Road
Newton, NJ 07860-5103

Mr. Tim Moller
Chief Financial Officer
Sisters of Charity of Cincinnati
5900 Delhi Road
Mount St. Joseph, OH 45051

Sr. Ruth Kuhn, SC
Chair, Corporate Responsibility Committee
Sisters of Charity of Cincinnati
5900 Delhi Road
Mount St. Joseph, OH 45051

Sr. Jordan Dahm, OSF
Corporate Responsibility Agent
Sisters of St. Francis of Dubuque, Iowa
3390 Windsor Avenue
Dubuque, IA 52001-1311

Timothy P. Dewane, Director
Office of Global Justice & Peace
School Sisters of Notre Dame
13105 Watertown Plank Road
Elm Grove, WI 53122-2291

Sr. Lillian Anne Healy, CCVI
Director of Corporate Social Responsibility
Congregation of the Sisters of Charity of the Incarnate Word
6510 Lawndale
Houston, TX 77223-0969

Sisters of Charity of Cincinnati – Cont'd

cc: Sr. Linda Jansen, SSND
Provincial Treasurer
School Sisters of Notre Dame of St. Louis
320 East Ripa Avenue
St. Louis, MO 63125-2897

Sr. Susan Jordan, SSND
Social Responsibility Agent for the Board of Directors
School Sisters of Notre Dame Cooperative
Investment Fund
336 East Ripa Ave.
St. Louis, MO 63125

Sr. Mary Kay Liston, CSJ
Secretary
Sisters of St. Joseph of Carondelet
6400 Minnesota Avenue
St. Louis, MO 63111-2899

Donna Meyer, Ph.D
System Director - Community Health
Christus Health
2600 North Loop West
Houston, TX 77092

Sr. Barbara Netek
Justice and Peace Committee, Chair
Convent Academy of the Incarnate Word
2930 South Alameda
Corpus Christi, TX 78404-2798

United For a Fair Economy/Responsible Wealth

cc: Mr. Scott Klinger
United for a Fair Economy/Responsible Wealth
37 Temple Place
Boston, MA 02111

United For a Fair Economy/Responsible Wealth – Cont'd

cc: Ms. Anne Chalfant Brown
1300 Quarry Court, #301
Point Richmond, CA 94801

Mr. Peter Franklin
771 Stockton Avenue
El Cerrito, CA 94530

Ms. Julie N. W. Goodridge
President
Northstar Asset Management, Inc.
30 St. John Street
Boston, MA 02130

Mr. Jerry D. Litner Trust
UA dtd
86 Millington Road
East Haddam, CT 06423

Dr. Frank T. Lossy
96 Highland Avenue
Berkeley, CA 94708

Ms. Marcia C. Peters
56 Perkins Street
Jamaica Plain, MA 02130

Mr. Thomas McK. Thomas
3450 Church School Road
Doylestown, PA 18091

Ms. Kathleen Ladd Ward
121 Downer Avenue
Hingham, MA 02043

J. Sage Wheeler
28 Kaufmann Drive
Peterborough, NJ 03458

United For a Fair Economy/Responsible Wealth - Cont'd

cc: Mr. Theodore F. Zimmer
President
The Catholic Funds
1100 W. Wells Street
Milwaukee, WI 53233

EXHIBIT A

PAY DISPARITY

WHEREAS, the average chief executive officer's pay has increased from 42 times in 1982 to 411 times that of the average production worker in 2001 (*Business Week Online* 05/06/02).

Responding to that statistic, New York Fed President, William J. McDonough acknowledged that a market economy requires that some people will be rewarded more than others, but asked: "should there not be both economic and moral limitations on the gap created by the market-driven reward system?" He stated: "I can find nothing in economic theory that justifies this development." He called such a jump in executive compensation "terribly bad social policy and perhaps even bad morals." According to *The Wall Street Journal*, McDonough cited "the biblical admonition to 'love thy neighbor as thyself' as justification for voluntary CEO pay cuts" beginning with the strongest companies. He said: "CEOs and their boards should simply reach the conclusion that executive pay is excessive and adjust it to more reasonable and justifiable levels" (09/12/02).

Affirming McDonough's comments, the *Milwaukee Journal-Sentinel* editorialized that regulating executive compensation "is the business of corporate boards, or should be. Unfortunately, too many corporate directors on company compensation committees simply rubber-stamp decisions made by top managers. That should stop" (09/13/02).

In "CEOs: Why They're So Unloved," *Business Week* editorialized: "CEO pay is so huge that people don't believe executives deserve it. . . In 1980, CEO compensation was 42 times that of the average worker. In 2000, it was 531 times. This is a winner-take-all philosophy that is unacceptable in American society. . . The size of CEO compensation is simply out of hand" (04/22/02).

The Conference Board issued a report acknowledging that executive compensation has become excessive in many instances and bears no relationship to a company's long-term performance and that changes must be made (09/17/02). Commenting on this *The New York Times* called for "Atonement in the Boardroom" (09/21/02), while Warren Buffet said: "The ratcheting up of compensation has been obscene."

United For a Fair Economy has shown an inverse correlation between very high CEO pay and long-term stock performance (http://www.ufenet.org/press/2001/Bigger_They_Come.pdf)

RESOLVED: shareholders request the Board's Compensation Committee to prepare and make available by January 1, 2004 a report (omitting confidential information and prepared at reasonable cost) to requesting shareholders comparing the total compensation of the company's top executives and its lowest paid workers both in this country and abroad on January 1, 1982, 1992 and 2002. We request the report include: statistics related to any changes in the relative percentage size of the gap between the two groups; the rationale justifying any such percentage change; whether our top executives' compensation packages (including options, benefits, perks, loans and retirement agreements) are "excessive" and should be changed; as well as any recommendations to adjust the pay "to more reasonable and justifiable levels".

Supporting Statement

Our Company fits William J. McDonough's "strong company" category. Our pay scales should model justice and equity for all our workers. Supporting this resolution would be one step in this direction.

2003PayDisparityF.101502 496 Words, Excluding Title

EXHIBIT B

Executive Compensation Review

WHEREAS,

"Beginning with the strongest companies, CEOs and their boards should simply reach the conclusion that executive pay is excessive and adjust it to more reasonable and justifiable levels.î

ñ William McDonough, President of the New York Federal Reserve Bank speaking at a 9/11 memorial event. Mr. McDonough went on to say that excessive CEO pay was "terribly bad social policy and perhaps even bad morals."

During the four years ending 2001, General Electric paid its Chief Executive Officers more than $315 million, ranking cighth among US corporations.

In 2001, General Electricís shareholders lost money, yet the two men that served as CEO that ycar collcctivcly rcccivcd morc than $40 million in total compcnsation. In 2001 GEís stock lost more than 15% of its value, underperforming the S&P 500 by more than 2%. General Electric also announced layoffs of 8,304 hard-working employees in 2001, according to Forbes.com.

Last yearís revelations about the retirement perks of GEís retired CEO Jack Welch embroiled the company in controvcrsy. Mr. Wclch wrotc in a Scptcmbcr 16, 2002 *Wall Street Journal* op-cd: ìThe world has changed during the past year. Reports of corporate malfeasance fill the media, as several companies and executives stand accused of betraying their shareowners. In today's reality, my 1996 employment contract could be misportrayed as an excessive retirement package, rather than what it is -- part of a fair employment and post-employment contract made six years ago.î Mr. Welch responded to a changing world and made an important decision by asking that the terms of his retirement package be dramatically altered.

RESOLVED: shareholders request that the Board conduct a comprehensive executive compcnsation rcvicw and publish a rcport of this rcvicw, omitting proprictary information and prepared at a reasonable cost. This report shall be available to all shareholders upon request by August 15, 2003. At a minimum, this review should consider the following:

Would shareholder value be enhanced if General Electric altered its executive compensation policics to:

1) Freeze executive pay during periods of large layoffs?
2) Establish a maximum ratio bctwccn thc highcst-paid cxccutivc officcr and thc lowest-paid employee?
3) Seek shareholder approval for any executive severance payments or executive retirement plans exceeding two times annual salary?

Supporting Statement

(over)

Jack Welch had it right: executive pay packages that seemed appropriate six years ago are today subjcct to grcat public scrutiny and qucstion. Gcncral Elcctric has not bccomc a succcssful company by clinging to convention and refusing to change.

Does it take the promise of a financial payoff of tens of millions of dollars to get a CEO out of bed in the morning and off to work? Of course not. The passion of most successful CEOs is to create a company they and others can be proud of. We believe that a company with a commitment to fairness and equity, and in which all employees are regarded as co-creators of corporate success, would be a company worthy of pride. Please vote FOR this resolution!

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel: (941) 349-6164 Email: pmneuhauser@aol.com

January 17, 2003

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Grace Lee, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to General Electric Company

Via fax

Dear Sir/Madam:

I have been asked by the School Sisters of Notre Dame (Wisconsin), the School Sisters of Notre Dame of St. Louis, the School Sisters of Notre Dame Cooperative Investment Fund, the Sisters of Charity of Cincinnati, the Congregation of the Sisters of Charity of the Incarnate Word, Christus Health, the Sisters of St. Dominic of Caldwell, New Jersey, the Sisters of St. Francis of Dubuque, Iowa, the Sisters of St. Joseph of Carondolet and the Convent Academy of the Incarnate Word (who are jointly referred to hereinafter as the "Proponents"), each of which is a beneficial owner of shares of common stock of General Electric Company (hereinafter referred to as "GE" or the "Company"), and who have jointly submitted a shareholder proposal to GE, to respond to the letter dated December 14, 2002, sent to the Securities & Exchange Commission by the Company, in which GE contends that portions of the Proponents' shareholder proposal may be excluded from the Company's year 2003 proxy statement by virtue of Rule 14a-8(i)(3).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in GE's year 2003 proxy statement and that it is not excludable by virtue of the cited rule.

The proposal calls for a report on executive compensation.

GE objects to three statements made by the Proponents:

1.

The first objection is to the first whereas clause.

We note first of all that the Company makes absolutely no contention that the two cited statistics (42 X in 1982 and 411 X in 2001) are incorrect. Indeed, the two factual statements made are indisputably accurate.

Instead, the Company objects to the citation that the Proponents have included in that whereas clause. This citation was intended to apply only to the "411 times" statistic, although it is certainly possible that it could be read as applying to both statistics. The "42 times" statistic appears in a related Business Week editorial. (See Exhibit A to this letter, a copy of an editorial entitled "CEOs: Why They're So Unloved" which appeared in the April 22, 2002 edition of the magazine.) We do not believe that it is a material omission to fail to give the citation to the 42 times figure, but if the staff were to disagree, we would be pleased to amend the whereas clause by adding an additional Business Week citation.

Finally, GE objects that Business Week used the term "average factory worker" but the Proponents use the term "average production worker". Since the whereas clause does not purport to be a quote, we believe that the company's objection is frivolous since both words describe the identical concept. In the unlikely event that the Staff were to disagree with us, we would, of course, be willing to substitute the word "factory" for its synonym "production".

2.

The Company's objection to the second whereas clause is wholly without merit.

Once again, GE appears to be grasping at straws. Its objection appears to be that the Proponents' statement is misleading because it refers to the actual number of 411 times although Mr. McDonough approximated that number and said 400 times. I am informed that Mr. McDonough reference to a "recent study" was to a publication by United for a Fair Economy (*Executive Excess 2002*, dated August 26, 2002 and available on their website: www.faireconomy.org), which in turn quotes the Business Week figure of 411 times. It is thus apparent that, contrary to GE's unwarranted assertion, Mr. McDonough is responding precisely to the statistics quoted by the Proponents. A copy of the complete text of Mr. McDonough's speech is attached as Exhibit B.

In addition, GE argues that the remaining quotes from Mr. McDonough's speech are not based on "that statistic". As can readily be seen from an examination of Exhibit B, the diametrically opposite is true.

In short, contrary to GE's unfounded statements, the quoted passages very accurately represent the context in which they appeared in Mr. McDonough's speech.

Finally, we note that the Proponents are more than willing to omit the words "According to The Wall Street Journal, as well as the date at the conclusion of the paragraph, and to substitute a citation to the web site where the speech itself may be found.

3.

It is difficult in the extreme to understand why *The New York Times* has not called for Atonement in the Board Room when it uses the following title for an editorial calling for corporate reform: "Atonement in the Board Room". (See Exhibit C.)

We are currently unable to document the quote from Warren Buffet, but are continuing to search appropriate files. The quotation is, certainly, consistent with other public statements by Mr. Buffet on the topic.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same numbers. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Eliza W. Frazer, Esq.
All proponents
Rev. Michael Crosby
Sister Pat Wolf

EXHIBIT A (2 pages) page 1 of 2

Register
Subscribe

BusinessWeek online

Search
Advanced Se

BW MAGAZINE

APRIL

▸ BW MAGAZINE
U.S. EDITION
Full Table of Contents
Cover Story
Up Front
Readers Report
Corrections & Clarifications
Books
Letter From Egypt
Technology & You
Economic Viewpoint
Economic Trends
Business Outlook

News: Analysis & Commentary
In Business This Week
Washington Outlook
International Business
International Outlook
People
Sports Business
Finance
The Corporation
Information Technology

Government
Science & Technology
Developments to Watch
The Barker Portfolio
Inside Wall Street
Figures of the Week
Editorials

INTERNATIONAL EDITIONS
International -- European Cover Story
International -- Readers Report
International -- Asian Business
International -- European Business
International -- Finance
International -- Int'l Figures of the Week
International -- Editorials



APRIL 22, 2002

EDITORIALS

CEOs: Why They're So Unloved

Printer-Friendly Version
E-Mail This Story

RELATED ITEMS

EDITORIALS
CEOs: Why They're So Unloved
The Education of Harvey Pitt
· Find More Stories Like This

DJIA
Nasdaq
S&P 500
Create / Check
Launch Popup
Stock Lookup
Enter name or

How the mighty have fallen. The cultural perception of the CEO in America has taken a dramatic turn for the worse. Heroes to millions in the '90s, CEOs are increasingly seen as villains. Once they were lionized as larger-than-life generators of wealth for the many or creators of wondrous new technologies. Now they are portrayed as exploiters of the system who are out for themselves. Even the President has felt the need to chastise CEOs about the need for responsibility. Enron, it appears, has tarred the entire managerial class.

The truth, however, is that most CEOs are neither heroes nor villains. They are managers of increasingly complex organizations acting according to incentives that are fairly proscribed. They work within the business cycle, as do investors and consumers. They operate within a global economy, as do investors and consumers. Most Americans are willing to concede these points.

What has really undermined the reputation of the managerial class is the perception that it is breaking a fundamental cultural rule central to American values: fairness. CEO pay is so huge that people don't believe executives deserve it. Many CEOs no longer require that they get paid well for their services; they demand huge wealth to the tune of tens and hundreds of millions of dollars. In 1980, CEO compensation was 42 times that of the average worker. In 2000, it was 531 times. This is a winner-take-all philosophy that is unacceptable in American society, especially at a time when teamwork is being extolled as the key to higher productivity and company success and all employees are putting in long hours at the office or on the line. The size of CEO compensation is simply out of hand.

Worse, CEO pay is increasingly disconnected to CEO performance, making compensation appear even more unfair to average people. Former Ford Motor Co. (F) CEO Jacques A. Nasser was ousted last year when his company reported a $5.45 billion loss. Workers were laid off as a

Exhibit A: page 2 of 2

result of that performance, and salaries for nearly everyone left suffered. Yet Nasser was given about $20 million in compensation for the year, depending on how well Ford stock does in the future. Who wouldn't be furious at CEOs after this?

It gets worse. For 2001, Joseph P. Nacchio, chief executive of Qwest Communications International Inc. (Q), received a $1.5 million bonus, $24 million in cash, $74 million in exercised options, and was granted 7.25 million new options worth $194.2 million if Qwest stock rises 10% during the next decade. This is in a year that Qwest posted a $4 billion loss and employees were laid off. The Securities & Exchange Commission is investigating whether Qwest Communications used aggressive accounting in 2000 and 2001 to keep its stock flying high while Nacchio was exercising his options. Qwest's stock price is down 55% so far this year. Where is the fairness to those laid off at Qwest or to the thousands of Qwest shareholders?

Some chief executives are even doubling up on their compensation. On top of existing options, they are getting options on tracking stocks that have been spun off from their companies. Although they are managing the same assets and employees, top executives get paid twice. At Sprint Corp. (FON), seven of the company's top executives have realized gains of $185 million from options on the tracking stock of its wireless operations.

This is all egregious behavior that strikes most Americans as patently unfair. Getting rewarded for failure doesn't parse in this country. Taking away from a team effort isn't acceptable. Across the nation, parents are teaching their children values that many chief executives appear to break every day when it comes to their own pay. It's time for CEOS who know better to speak up.

President Bush has used public shame to remind CEOs of their responsibilities. Corporate America's leaders should act to restore the public's faith in the managerial class.

BACK TO TOP

Customer Service
Contact Us
Advertising
Media Kit
Special Ad Sections
Conferences
Permissions & Reprints
Marketplace

EXHIBIT B: 3 pages: page 1 of 3





CEO Calls for End to Excessive Executive Pay

• Also available: video of the speech

The following remarks were made by William J. McDonough, president and chief executive officer of the Reserve Bank of New York, during Trinity Church's "Day of Hope and Healing" to mark the anniversary o terrorist attacks of September 11, 2001. -eds.

My dear friends,

We meet on the first anniversary of an act of great evil, in which almost 3,000 of our neighbors were mur perpetrators of that crime pretended to act in the name of God, adding blasphemy to the sin of Cain.



William J. McDonough

How has New York responded? It did not take tim vengeance, but rather New Yorkers, supported by community of decent people, rallied together to h wounded and to help in their grief the many famili lost their dear ones.

After mourning, one of the first tasks was to rebuil efforts to reconstruct Lower Manhattan as a 21st urban area, combining transportation links, cultur institutions, a thriving and interesting residential a the traditional anchors of high finance such as the Stock Exchange and the Federal Reserve Bank o York are exciting and challenging. We will achieve dream.

That is just one of the several challenges that we and New Yorkers must face in the years and deca ahead.

In looking for guidance on how to address those challenges, those of us in secular life must ask ourselve be guided by moral principles and apply them to the practical world. How or should we apply the good th the Sabbath to the rest of the week?

As guidance, and turning to my own background as a Christian, I suggest we look to the 22nd Chapter o Gospel of Saint Matthew. Jesus was asked by a Pharisee which was the greatest commandment of the l language of the Saint James edition, here is the reply:

"Jesus said unto him, Thou shalt love the Lord thy God with all thy heart, and with all thy soul, and with a This is the first and great commandment. And the second is like unto it, Thou shalt love thy neighbor as t us consider the second of the great commandments."

I will not try to concentrate on the challenges presented to us by the terrorists, but I do want to speak on demands placed on our democratic political system and our market economic system by the terrorists, a importantly, some ongoing challenges which are not created, but only dramatized, by that attack.

The democracy envisioned by the towering figures of the Enlightenment who were our Founding Fathers of limited participation in the right to vote, but a society meant to serve the interests of all the people. Nov people can vote, but are their interests equally attended?

Loving our neighbor as ourselves requires that the remaining imperfections in our democracy be correcte we have to make sure that all of our people, not just the privileged who can use their financial resources their desires, be fully represented. These include children without the benefit of loving parents of adequa

EXHIBIT B: Page 2 of 3

the elderly troubled by the rising cost of medical care, good workers who lose their jobs because of struc economic change or a weaker economy.

Working towards a more safe and sound and sensible world demands the leadership of the United States challenge is not just geopolitics, but moral responsibility.

A market economy recognizes that human beings respond to the stimulus of different rewards for different contributions and it does, in fact, provide differentiated rewards. Some win more than others. Idealistic societies of socialist or other theories simply have not worked. Men and women are not angels. But, even given this pragmatic view, should there not be both economic and moral limitations on the gaps created by the market-driven reward system?

This is not an easy question. The United States leads the world economically because we are extraordinarily good at adjusting to economic developments and are highly skilled at accepting and implementing structural change. Above all, we benefit from an incredibly flexible labor force, of people willing to change not only their jobs, but where they live, as economic change demands. Rapidly changing technology puts a huge premium on better education and better technical training. Compared to when I entered the workforce, the relative benefit of higher skills versus a good strong back has increased dramatically.

However, even given that economic reality, we must recognize that the leadership of the American economy has made a large number of American citizens, and countless more around the world, question our judgment and/or ethics.

I believe that most American business executives at all levels are believers in and followers of the laws of our country. It is important that we not label as sinners everybody who has been successful because a relative few have been noticeably lacking in virtue. The world depends on the economic leadership of the United States, at least as much as it does on our relative military and geopolitical strength.

I believe there is one issue in particular which requires corrective action. A recent study shows that, 20 years ago, the average chief executive officer of a publicly-traded company made 42 times more than the average production worker. Perhaps one could justify that by the additional education required, the greater dedication, perhaps even the harder work. The same study shows that the average present day CEO makes over 400 times the average employee's income.

It is hard to find somebody more convinced than I of the superiority of the American economic system, but I can find nothing in economic theory that justifies this development. I am old enough to have known both the CEOs of 20 years ago and those of today. I can assure you that we CEO's of today are not 10 times better than those 20 years ago.

What happened? Sadly, all too many members of the inner circle of the business elite participated in the over-expansion of executive compensation. It was justified by a claimed identity between the motivation of the executives and shareholder value. It is reasonably clear now that this theory has left a large number of poorer stockholders, especially including employee stockholders, not only unconvinced, but understandably disillusioned and angry.

The policy of vastly increasing executive compensation was also, at least with the brilliant vision of hindsight terribly bad social policy and perhaps even bad morals. Looked at from the vantage of the second great commandment, Love they neighbor as thyself, there are some clear questions. Is not my fellow worker my neighbor? Are not other members of the community, such as the widows and orphans of 9/11 victims my neighbors? Are not the homeless my neighbors? The elderly? The dispossessed by conflicts in many conflicts in many countries

It is important for those of us who have lives of great comfort and success that we recognize that the rea our good fortune and the reasons for the relative lack of success of the neighbors I have just described h little to do with our own virtue. In this house of God, I should perhaps attribute it to the divinity, although e would be a bit too controlling for my taste. In another locale, I would suggest it is mainly good luck. A goo genes, good health, being born to loving parents, the help of a loving friend, the support of a great teach all of these got us where we are. Yes, we deserve some credit. But we should remember that two most a virtues are realism and humility.

What should be done, if anything, about this recent explosion of claimed privilege? Any notion of moral balance has to say to our fellow leaders of the private community that corrective action is required. We should avoid, as much as possible, government action because laws or regulations are far too blunt instruments to deal with the myriad of differences in the highly sophisticated and flexible American economic system.

It should be done voluntarily. Why?

Because we will be a stronger society by coming closer to the commandment: And thou shalt love thy neighbor as thyself.

Exhibit B, page 3 of 3.

But, how? Beginning with the strongest companies, CEO's and their boards should simply reach the conclusion that executive pay is excessive and adjust it to more reasonable and justifiable levels truly related to the benefit of shareholders and other stakeholders such as workers and the community. If the best companies lead the way, the market economy, through the stock market, will force other companies to follow.

Money not going to excess executive compensation will be available for distribution to the shareholders or kept in the company to finance its development, a far sounder way to finance expansion than by borrowing.

And if there is some left over to give to good causes, that truly will benefit our society now and in the future. From pure corporate self-interest, an obvious contribution should be to education, the source of the highly trained and motivated workers which our ever more demanding economy will require.

Many tasks await us and not just those I have suggested. There can and should be a moral theme to all of our actions.

May all of us commemorate this day by making our world, our country, our city, our neighborhood a better place because we are making ourselves better people.

And thou shalt love thy neighbor as thyself.

Posted on Trinity News September 11, 2002

- Current News...

Exhibit C: 2 pages: page 1 of 2

www.nytimes.com
The New York Times ON THE WEB

September 21, 2002

Atonement in the Boardroom

Jack Welch's gut told him it was time to give up his lavish retirement perks, and investors can only hope that his decision is contagious. Mr. Welch insisted there was nothing improper about his retirement deal in a Wall Street Journal op-ed article last Monday, but nevertheless announced he would start paying General Electric an estimated $2 million a year for the use of the company jet, Manhattan apartment and other perks that were part of a 1996 agreement to keep him on the job for another few years.

September is turning out to be a moment of reckoning for extravagant executive compensation packages. William McDonough, president of the Federal Reserve Bank of New York, recently attacked excessive C.E.O. pay as a moral failure. He noted that chief executives earn on average 400 times their average employee's income, up from 42 times in 1980.

Stories of greed in the executive suite being taken to criminal extremes have also dominated the headlines. Dennis Kozlowski and other former Tyco officers have been indicted by the Manhattan district attorney, Robert Morgenthau, accused of systematically looting company coffers.

The Tyco case, at least for the moment, seems to set the gold standard for misconduct by a management team intent on seeing just how far it can go, absent any meaningful corporate governance. The result was a surreal world of $6,000 shower curtains, $15,000 poodle-shaped umbrella holders and $2 million Sardinian birthday parties for the boss's second wife.

This week the Conference Board, a business-backed research group, issued a report acknowledging that executive compensation has become excessive in many instances, bearing no relationship to a company's long-term performance. The group calls on companies to treat stock options as expenses affecting their bottom line, and to strengthen the independence of compensation committees.

The Securities and Exchange Commission has begun an informal inquiry into Mr. Welch's package, and whether it was properly disclosed by the company. The S.E.C. will have to tighten comparatively lax disclosure rules involving the goodies offered by companies to their former officers, and demand more realistic rules for determining the cost to shareholders. Also, the commission wants to require mutual funds to report how they vote their shares on compensation and other corporate governance matters. This is an important step toward increased shareholder vigilance.

Exhibit C: page 2

Congress, for its part, must adjust a number of tax rules that encourage abuses. It is inexcusable that a retired C.E.O. flying on the company jet for personal business can claim for income-tax purposes that the free trip is worth about the amount of the lowest coach fare available on the same route. The trip may actually cost the company tens of thousands of dollars.

Investors were often willing to overlook the excesses of management teams during the recent bull market, because the dollar amounts seemed paltry compared with a company's overall revenues, and because share prices were rising. Now that the boom is over, the idea that imperial C.E.O.'s can help themselves to corporate assets looks more like the reckless conduct it always was.



To: Grace Lee
FAX # 202-942-9635

From: Paul M. Neuhauser
FAX # 941-349-6164
Tel # 941-349-6164

Re: General Electric Company

Number of pages, including this page = 11

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel: (941) 349-6164 Email: pmneuhauser@aol.com

January 21, 2003

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Grace Lee, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to General Electric Company

Via fax

Dear Sir/Madam:

I have previously written to you on behalf of the School Sisters of Notre Dame (Wisconsin), the School Sisters of Notre Dame of St. Louis, the School Sisters of Notre Dame Cooperative Investment Fund, the Sisters of Charity of Cincinnati, the Congregation of the Sisters of Charity of the Incarnate Word, Christus Health, the Sisters of St. Dominic of Caldwell, New Jersey, the Sisters of St. Francis of Dubuque, Iowa, the Sisters of St. Joseph of Carondolet and the Convent Academy of the Incarnate Word (who are jointly referred to hereinafter as the "Proponents"), each of which is a beneficial owner of shares of common stock of General Electric Company (hereinafter referred to as "GE" or the "Company"), and who have jointly submitted a shareholder proposal to GE, responding to the letter dated December 14, 2002, sent to the Securities & Exchange Commission by the Company, in which GE contends that portions of the Proponents' shareholder proposal may be excluded from the Company's year 2003 proxy statement by virtue of Rule 14a-8(i)(3).

In my previous letter, dated January 17, 2002, I stated that the Proponents were temporarily unable to find the citation supporting the quote from Warren Buffet which appears in the fifth paragraph of the Whereas clause. We have now found that quotation, which appears in an article in the edition of *The New York Times* dated September 18, 2002. A copy of that article is attached as Exhibit A to this letter.

In conclusion, we reaffirm our request that the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same numbers. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Eliza W. Frazer, Esq.
All proponents
Rev. Michael Crosby
Sister Pat Wolf

EXHIBIT A (2 pages)

September 18, 2002, Wednesday

BUSINESS/FINANCIAL DESK

Expert Business Panel Puts Stock Options on a List of Reforms

By KENNETH N. GILPIN (NYT) 650 words

A panel of business leaders proposed changes yesterday in the way corporations pay their top executives. Included in the changes are the prior disclosure of executive stock sales and the uniform treatment of stock options as expenses.

The panel, the Commission on Public Trust and Private Enterprise, was convened in June by the Conference Board, a research group based in New York. The group joined a long list of organizations offering recommendations on overhauling the way corporations govern themselves.

Yesterday's report dealt solely with issues related to compensation. The commission intends to offer recommendations on corporate governance and accounting "in a month or two," Carolyn Brancato, director of the commission, said.

The Conference Board's proposals follow the passage in July of the biggest overhaul of American securities laws since the 1930's. In addition, the New York Stock Exchange, Nasdaq and the American Stock Exchange have sent to the Securities and Exchange Commission proposed changes that would tighten corporate governance rules.

The proposals are merely suggestions. "We have nothing but moral suasion," Ms. Brancato said. "That is really all we have."

Other proposals announced yesterday included a recommendation that companies seek shareholders' approval before stock options are repriced and that executives hold shares for a longer period before selling. In addition, the group recommended that compensation committees of corporate boards, not management, retain and direct the activities of outside consultants.

"Too often these outside firms see management as the client," said Peter G. Peterson, chairman of the Blackstone Group and co-chairman of the commission.

Though not a member of the group, the billionaire investor Warren E. Buffett participated in yesterday's news conference from his office in Omaha. Mr. Buffett called the commission's report "terrific." "I find myself agreeing with every word," he said.

Mr. Buffett, who said he served as a one-man compensation committee at Berkshire Hathaway, his holding company, had some tart words about compensation committees.

"The ratcheting up of compensation has been obscene," he said. "There is a tendency to put cocker spaniels on compensation committees, not Doberman pinschers."

In all, the panel made 23 recommendations concerning issues related to compensation. The group included John H. Biggs, chairman of T.I.A.A.-C.R.E.F., the institutional money management concern; Ralph S. Larsen, former chairman and chief executive of Johnson & Johnson; Andrew S. Grove, chairman of Intel; and Paul A. Volcker, former chairman of the Federal Reserve Board.

Consent was reached on 22 recommendations. But Mr. Grove and Mr. Volcker offered dissenting opinions on the treatment of so-called fixed-price stock options. Such options, which vest without any requirement that performance goals are met, should be treated as a corporate expense, the commission said.

Mr. Grove, who has opposed the treatment of fixed-price options as expenses, did so again in the commission's report. He called the options issue a "red herring."

EXHIBIT A (page 2 of 2)

As with many high-technology companies, Intel offers stock options to almost all employees.

"The solution to this," Mr. Grove said in his dissent, "is strong corporate governance -- independent directors, a compensation committee with muscle and backbone, and provisions for shareholder approval."

For his part, Mr. Volcker said companies should carefully consider whether to issue stock options at all.

"Stock options reward the good, the bad and the ugly in a booming market and reward nobody in a bear market," he said. Options "are so subject to abuse that there ought to be an extreme bias in public companies against their use," he added.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 22, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 14, 2002

The first proposal requests that GE's Compensation Committee prepare a report comparing the total compensation of the company's top executives and its lowest paid workers. The second proposal requests that the board review and report upon altering executive compensation policies to consider freezing executive salaries during periods of large layoffs, establishing a maximum ratio between the highest paid executive officer and the lowest-paid employee and seeking shareholder approval for executive severance or retirement plans exceeding two times annual salary.

There appears to be some basis for your view that some portions of the first proposal may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide a citation to a specific source for the figure "42 times in 1982" in the sentence that begins "WHEREAS, the average chief executive officer's pay . . ." and ends ". . . (*Business Week Online* 05/06/02)";
- delete the phrase "Responding to that statistic" in the sentence that begins "Responding to the statistic, New York Fed President, William J. McDonough . . ." and ends ". . . the market driven reward system?'";
- revise the phrase "Commenting on this *The New York Times* called for 'Atonement in the Boardroom' (09/21/02)" to clarify that the reference is to the title of an editorial in the *New York Times*; and
- provide a citation to a specific source for the phrase "while Warren Buffet said: 'The ratcheting up of compensation has been obscene.'"

Accordingly, unless the proponent provides GE with a revised proposal and supporting statement, within seven days of receiving this letter, we will not recommend enforcement action to the Commission if GE omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

There appears to be some basis for your view GE may exclude the second proposal under rule 14a-8(i)(11) as substantially duplicative of a previously submitted proposal, which will be included in GE's proxy materials. In this regard, we note your representation that GE received the first proposal prior to receiving the second proposal. Accordingly we will not recommend enforcement action to the Commission if GE omits the second proposal from its proxy materials in reliance on rule 14a-8(i)(11). In reaching this position, we have not found it necessary to address the alternative basis for omitting the second proposal upon which GE relies.

Sincerely,

Jennifer R. Bowes
Attorney-Advisor